December 6, 2019

F. Peter Cuneo
Chairman and Chief Executive Officer
CIIG Merger Corp.
40 West 57th Street, 29th Floor
New York, New York 10019

       Re: CIIG Merger Corp.
           Registration Statement on Form S-1
           Filed November 22, 2019, as amended December 4, 2019
           File No. 333-235158

Dear Mr. Cuneo:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed November 22, 2019 and December 4, 2019

Limited payments to insiders, page 33

1. We note that you may pay a financial consulting fee to IIG Holdings or another affiliate of your sponsor at the closing of your initial business combination. Please disclose how the fee will be determined and the potential size of the fee.
Redemption Procedures and Cashless Exercise, page 139

2. Consistent with the information in your Summary, please clarify, if true, that management's option to require holders to exercise warrants on a cashless basis applies when warrants have been called for redemption in cash rather than when they are called for redemption for shares of common stock.
 F. Peter Cuneo
CIIG Merger Corp.
December 6, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Peter McPhun at (202) 551-3581 or Eric Mcphee at (202) 551-3693 if
you have questions regarding comments on the financial statements and related matters. Please contact David Link at (202) 551-3356 or Pam Long at (202) 551-3765 with any other questions.



FirstName LastNameF. Peter Cuneo                           Sincerely,
Comapany NameCIIG Merger Corp.
                                                           Division of
Corporation Finance
December 6, 2019 Page 2                                    Office of Real
Estate & Construction
FirstName LastName